QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2014 AND 2013

(Expressed in Canadian Dollars, unless otherwise stated)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd., which comprise the consolidated balance sheets as at July 31, 2014 and 2013 and the consolidated statements of loss and comprehensive loss, changes in equity (deficiency) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Quartz Mountain Resources Ltd. as at July 31, 2014 and 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Quartz Mountain Resources Ltd.’s ability to continue as a going concern.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

September 24, 2014

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	July 31	July 31
	2014	2013

ASSETS

Current assets
Cash and cash equivalents (note 3(a))	$1,025,320	$706,393
Amounts receivable and other assets (note 4)	11,504	143,487
	1,036,824	849,880

Restricted cash (note 3(b))	38,563	158,387
Amounts receivable and other assets (note 4)	8,295	440,000
Mineral property interests (note 5)	891,628	1,021,547

Total assets	$1,975,310	$2,469,814

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
Amounts payable and other liabilities (note 7)	$6,844	$136,137
Convertible debenture (note 8)	600,000	–
Flow-through share premium (note 9)	–	35,639
Due to related parties (note 10)	2,957,075	2,421,220
	3,563,919	2,592,996

Convertible debenture (note 8)	–	600,000
	3,563,919	3,192,996

Shareholders' equity (deficiency)
Share capital (note 6)	26,050,118	26,050,118
Reserves	592,011	592,011
Accumulated deficit	(28,230,738)	(27,365,311)
Total shareholders' equity (deficiency)	(1,588,609)	(723,182)

Total liabilities and shareholders' equity (deficiency)	$1,975,310	$2,469,814

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ James Kerr	/s/ Ronald W. Thiessen

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended July 31
	2014	2013
Expenses (note 11):
Exploration and evaluation	$261,971	$3,880,441
Assays and analysis	20,921	359,928
Drilling	90,773	265,336
Engineering	–	21,518
Environmental	1,507	610
Geological	67,687	1,560,270
Graphics	3,417	47,464
Property payments	1,409	83,962
Site activities	37,549	723,338
Socio-economic	15,750	34,333
Transportation	4,770	690,565
Travel and accommodation	18,188	93,117

General and administration	603,998	1,359,671
Conferences and travel	8,147	40,197
Legal, accounting and audit	50,321	61,634
Office and administration	505,061	1,161,928
Regulatory, trust and filing	21,904	45,371
Shareholder communications	18,565	50,541

Equity-settled share-based payments (note 6(c))	–	210,872
	(865,969)	(5,450,984)
Other items
Flow-through share premium (note 9)	35,639	462,990
Interest income	9,225	10,984
Interest expense	(44,087)	(40,326)
Gain on disposition of a mineral property interest (note 5(a)(ii))	–	1,578,969
Tax related to flow-through financing (note 9)	(235)	(20,460)
Loss before income tax	(865,427)	(3,458,827)
Income tax (note 13)	–	–
Loss and comprehensive loss for the year	(865,427)	(3,458,827)

Basic and diluted loss per common share	$(0.03)	$(0.13)

Weighted average number of common shares outstanding	27,299,513	26,223,006

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statement of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

	Share Capital		Reserve
					Total
			Equity-settled		shareholders'
			share-based	Accumulated	equity
	Number	Amount	payments	deficit	(deficiency)
Balance at August 1, 2012	22,032,793	$24,514,381	$381,139	$(23,906,484)	$989,036
Loss for the year	–	–	–	(3,458,827)	(3,458,827)
Equity-settled share-based payments (note 6(c))	–	–	210,872	–	210,872
Shares issued for cash, net of issuance costs (note 6(b))	2,214,323	528,160	–	–	528,160
Shares issued for property option payments (note 5 (a))	3,052,397	1,007,577	–	–	1,007,577
Balance at July 31, 2013	27,299,513	$26,050,118	$592,011	$(27,365,311)	$(723,182)

Balance at August 1, 2013	27,299,513	$26,050,118	$592,011	$(27,365,311)	$(723,182)
Loss for the year	–	–	–	(865,427)	(865,427)
Balance at July 31, 2014	27,299,513	$26,050,118	$592,011	$(28,230,738)	$(1,588,609)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended July 31
	2014	2013
Cash flows from operating activities:
Loss for the year	$(865,427)	$(3,458,827)
Adjusted for:
Equity-settled share-based payments (note 6(c))	–	210,872
Flow-through share premium (note 9)	(35,639)	(462,990)
Gain on disposition of a mineral property interest (note 5 (a)(ii))	–	(1,578,969)
Interest income	(9,225)	(10,984)
Interest expense	44,087	40,326
Property option payments paid through issuance of shares (note 5 (a)(i))	–	5,000
Restricted cash (note 3(b))	119,824	(80,387)
Changes in non-cash working capital items:
Amounts receivable and other assets - current	131,990	149,350
Amounts receivable and other assets - non-current	191,705	(200,000)
Amounts payable and other liabilities	(122,334)	(474,310)
Due to related parties	491,076	1,607,365
Net cash used in operating activities	(53,943)	(4,253,554)

Cash flows from investing activities:
Acquisition of the Galaxie Project (note 5 (a)(i))	–	(50,000)
Disposition of mineral property interest (note 5(a)(iii))	402,636	2,000,000
Interest received	9,225	10,984
Net cash provided by investing activities	411,861	1,960,984

Cash flows from financing activities:
Proceeds from issuance of share capital, net of issuance costs (note 6(b))	–	615,780
Principal payment on convertible debenture (note 8)	–	(30,000)
Interest paid on convertible debenture	(38,991)	(37,268)
Net cash provided by financing activities	(38,991)	548,512

Increase (decrease) in cash and cash equivalents	318,927	(1,744,058)

Cash and cash equivalents, beginning of year	706,393	2,450,451
Cash and cash equivalents, end of year (note 3(a))	$1,025,320	$706,393

Supplementary cash flow information:
Non cash investing and financing activities:
Property option payments paid through issuance of shares (note 5(a)(i))	$–	$5,000
Property acquisition costs paid through issuance of shares (note 5(a)(i))	–	1,002,577
Property acquisition costs paid through issuance of convertible debenture (note 5(a)(i))	–	650,000
Portion of debenture assumed by Amarc (note 5(a)(iv))	(240,000)	240,000
	(240,000)	1,897,577

The accompanying notes are an integral part of these consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2014 and 2013
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements (the "Financial Statements") of the Company as at and for the year ended July 31, 2014 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests.

These Financial Statements have been prepared on a going concern basis which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2014, the Company had cash and cash equivalents of $1.0 million, a working capital deficit of $2.6 million, and accumulated losses of $28.2 million since inception. These material uncertainties cast significant doubt on the ability of the Company to continue as a going concern.

Of the total current liabilities of $3.6 million at July 31, 2014, approximately $3.0 million is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 10(b)). The Company has received a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to November 1, 2015. However, there is no guarantee or amended agreement and as such the amount is presented as a current obligation.

Management believes that it is able to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”) effective for the Company's fiscal year ended July 31, 2014.

Issuance of these Financial Statements was authorized by the Company’s Board of Directors on September 24, 2014.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgements exist are:

Sources of estimation uncertainty:

•

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates;

•

Estimate for the accrual of the Mineral Exploration Tax Credit ("METC"). The METC initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain as these amounts are subject to government audit;

•	Estimated fair values of mineral properties acquired or disposed;

•

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxation authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made;

•

Valuation of shares issued in non-cash transactions are measured at the fair value of the equity instruments granted based on quoted market prices on the date of grant or per the terms of the contract; and

•	Estimate of the Company’s borrowing rate at a rate consistent with the rate charged on the convertible debenture.

Critical accounting judgments:

•	Assessment of the Company's ability to continue as a going concern;

•

The recoverability of the carrying value of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest. The carrying value of these assets is reviewed by management when events or circumstances indicate that its carrying value may not be recovered. If impairment is determined to exist, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount;

•

Information about the judgements used in the classification of the joint arrangement entered into during the year is provided in note 5(a). Judgment is required in assessing whether the arrangement is jointly controlled by all of its parties or by a group of the parties, or controlled by one of its parties alone.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated upon consolidation.

At July 31, 2014 and July 31, 2013 the Company held an ownership interest in the following subsidiary:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Foreign currency

The functional and presentation currency of the Company and its subsidiary, as at July 31, 2014, is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the period end date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re- translated. Gains and losses arising on translation are included in profit or loss for the period.

(f)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

Non-derivative financial assets:

The Company classifies its non-derivative financial assets into the following categories:

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable, restricted cash and cash and cash equivalents, described as follows: Cash and cash equivalents Cash and cash equivalents in the statement of financial position consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase or redeemable fixed- term deposits which are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs.

Non-derivative financial liabilities:

The Company's non-derivative financial liabilities comprise financial liabilities measured at amortized cost. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost comprise amounts payable and other liabilities, balances payable to related parties and a convertible debenture.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(g)	Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements.

Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Company in connection with a mineral property after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mineral property and development assets within property, plant and equipment.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

(h)	Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the greater of (i) fair value less costs to sell, and (ii) value in use. Fair value is estimated as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current assessments of the Company's cost of capital and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to eligible Canadian exploration expenses ("CEE"), as defined in the Income Tax Act (Canada), may be claimed by investors instead of the entity, pursuant to a defined renunciation process.

Renunciation may occur:

•	prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

•	retrospectively (namely, the flow–through shares are issued, CEE are then incurred, and renunciation occurs subsequently).

Flow–through shares are recorded in share capital at the fair value of common shares on date of issuance. When flow–through shares are issued, the difference between the fair value of non-flow-through common shares and the amount the investors pay for flow–through shares is recorded as a deferred liability called "flow-through share premium". This deferred liability is credited to profit or loss when the eligible expenses are incurred and renounced to investors.

Upon eligible expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability, if any, for the amount of tax reduction renounced to shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

(j)	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k)	Share-based payments

Share-based payments to employees and others providing similar services are measured at the fair value of the instruments at the grant date. The fair value determined at the grant date is charged to operations over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. The Company revises the estimate on each reporting date and the effect of the change is recognized in profit or loss.

Share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(l)	Rehabilitation provision

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against earnings over the life of the operation.

The Company has no material rehabilitation and site restoration costs, as the disturbance to date has been minimal.

(m)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;

•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n)	Government assistance

When the Company is entitled to receive mineral exploration tax credits and other government grants, these amounts are recognized as a cost recovery within exploration and evaluation expenditures when there is reasonable assurance of their recovery.

(o)	Compound financial instruments

Compound financial instruments issued by the Company comprise a convertible debenture that can be converted into a fixed number of the Company's common shares at the option of the holder.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, if any, is recognized initially as the difference between the estimated fair value of the compound financial instrument as a whole and the estimated fair value of the liability component. Directly attributable transaction costs, if material, are allocated to the liability and equity components in proportion to their initial carrying amounts.

(p)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation; and

•	its expenses, including its share of any expenses incurred jointly

(q)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2013, the Company adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Accounting policies adopted in the current year:

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

•	IFRS 13, Fair Value Measurement

•	IAS 19, Employee Benefits

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

There was no material impact of the new and amended accounting standards adopted during the period.

Accounting standards issued but not yet effective:

Effective for annual periods beginning on or after January 1, 2014

•	Amendments to IAS 32, Financial Instruments – Presentation

•	Amendments to IAS 36, Impairment of Assets

•	Amendments to IAS 39, Financial Instrument – Recognition and Measurement

•	IFRIC 21 – Levies

Effective for annual periods beginning on or after July 1, 2014

•	Amendments to IAS 19, Employee Benefits

Effective for annual periods beginning on or after January 1, 2016

•	IFRS 14, Regulatory Deferral Accruals

•	Amendments to IFRS 11, Joint Operations

•	Amendments to IAS 16 and IAS 38, Depreciation and Amortization

Effective for annual periods beginning on or after January 1, 2017

•	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2018

•	IFRS 9, Financial Instruments – Classification and Measurement

The Company has not early adopted these new standards, interpretations, or amendments to existing standards, and is currently assessing the impact that these standards will have on the Company's Financial Statements.

3.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and cash equivalents

	July 31, 2014	July 31, 2013
Business and savings accounts	$523,507	$706,393
Cash held in guaranteed investment certificates	501,813	–
Total	$1,025,320	$706,393

(b)	Restricted cash

Restricted cash in the amount of $38,563 (July 31, 2013 – $158,387) consists of guaranteed investment certificates held in support of explorations permits.

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2014	July 31, 2013
Current:
Sales tax receivable	$4,834	$17,679
Prepaid insurance	6,670	5,808
Other receivables	–	120,000
Total	$11,504	$143,487

Non-current:
Other receivable (note 5(a)(iv))	$–	$240,000
Estimated British Columbia Mineral Exploration Tax Credit recoverable	8,295	200,000
Total	$8,295	$440,000

5.	MINERAL PROPERTY INTERESTS

	July 31, 2014	July 31, 2013
Galaxie Project (note 5(a))	$891,627	$1,021,546
Angel's Camp royalty (note 5(b))	1	1
Total	$891,628	$1,021,547

(a)	Galaxie Project

At July 31, 2014, the Company held a 100% interest in the Galaxie Project located approximately 24 kilometres south of Dease Lake, BC.

Total
Estimated fair value of the Company's shares issued upon initial acquisition	$1,002,577
Cash payment upon initial acquisition	50,000
Convertible debenture issued to vendor (note 8)	650,000
Amount initially recognized as mineral property interest (note 5(a)(i))	1,702,577
Disposition of 40% to Galaxie joint arrangement (note 5(a)(ii))	(681,031)
Galaxie Project balance as of July 31, 2013	1,021,546
Contributions received from Amarc (note 5(a)(iii))	(402,636)
Relinquishment of the underlying mineral property interest upon termination of the Galaxie joint arrangement (note 5(a)(iv))	272,717
Galaxie Project balance as of July 31, 2014	$891,627

(i)      Initial acquisition

In August 2012, Quartz Mountain acquired the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury") by:

•	issuing 2,038,111 shares with a fair value of $672,577 to Finsbury,

•	issuing 1,000,000 shares with a fair value of $330,000 to Bearclaw Capital Corp. ("Bearclaw").

•	making a cash payment of $50,000 to Bearclaw, and

•	issuing a $650,000 convertible debenture (the "Debenture") (note 8) to Bearclaw.

Bearclaw retains a 1% net smelter returns royalty on a portion of the Galaxie Project known as the Gnat Pass Property, capped at aggregate payments of $7,500,000 (the "Gnat Pass Royalty Agreement").

Hotai Claims

In July 2012, the Company acquired the mineral property interest in the Hotailuh Slope mineral claims (the "Hotai Claims") located in central British Columbia adjacent to, and forming part of, the Galaxie Project. During the year ended July 2013, the Company made a cash payment of $5,000 and issued 14,286 of its common shares with a fair value of $5,000 under an earn-in agreement for the Hotai Claims. In September 2013, the earn-in agreement for the Hotai Claims was terminated.

(ii)     November 2012 agreement with Amarc Resources Ltd. (“Amarc”)

In November 2012, the Company and Amarc, a publicly traded company with certain directors in common with the Company, entered into an agreement (the “Letter Agreement”), pursuant to which Amarc earned an initial 40% ownership interest (the “Initial Interest”) in the Galaxie and ZNT Projects (the “Galaxie ZNT Project "), by making a cash payment of $1,000,000 to the Company (completed) and funding $1,000,000 in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie ZNT Project on or before December 31, 2012 (completed). The Company also granted to Amarc an option to acquire an additional 10% (for a total of 50%) ownership interest in the Galaxie ZNT Project, in consideration for Amarc funding an additional $1,000,000 in exploration expenditures in relation to the Galaxie ZNT Project, on or before September 30, 2013.

In December 2012, pursuant to the Letter Agreement and upon satisfaction of the earn-in requirements by Amarc for its Initial Interest, the Company and Amarc formed an unincorporated entity subject to the joint control of the Company and Amarc (the “Joint Arrangement”) to conduct exploration activities at the Galaxie ZNT Project. The Company transferred into the Joint Arrangement its interest in the properties and the Gnat Pass Royalty Agreement. Pursuant to the Joint Arrangement agreement, Amarc agreed to pay its proportionate share (then 40%) of the principal amount due under the Debenture, together with interest thereon, on their respective due dates.

The Company recognized a gain of $1,578,969 in relation to the 40% disposition of the Galaxie ZNT Project to the Joint Arrangement.

(iii)     June 2013 agreement with Amarc

Effective June 26, 2013, the Company and Amarc entered into an amendment agreement (the "Amendment") whereby the Galaxie ZNT Project was split into two separate joint arrangements, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint arrangement continued to be governed by the terms of the November 2012 letter agreement.

Under the Amendment, Amarc had an option until October 31, 2013 to increase its interest in the Galaxie Joint Venture from its then-40% interest to a 60% interest by paying to the Company a cash amount of $235,000 which the Company agreed to use to conduct a surface exploration program at the Galaxie Project. Amarc also had an option until October 31, 2013 to increase its interest in the ZNT Joint Venture from its then-40% interest to a 60% interest by paying to the Company a cash amount of $210,000 which the Company agreed to use to conduct a trenching and pitting program at the ZNT Project. Amounts received from Amarc totalling $402,636 pursuant to these funding requirements were recorded as reductions to the carrying amount of mineral property interest.

(iv)      Termination of the joint arrangements with Amarc

On March 31, 2014 the Company and Amarc agreed to terminate both the Galaxie Joint Venture and the ZNT Joint Venture. Pursuant to the terms of the termination of the joint arrangements, Amarc was released from all obligations of the unincorporated entities and relinquished its interests in the underlying mineral assets to the Company.

Consequently, the Company recorded an increase of $272,717 in mineral property interest in the Galaxie Project, representing Amarc’s share (40%) of the liabilities of the Galaxie Joint Venture assumed by the Company, net of Amarc’s share of certain financial assets of the Galaxie Joint Venture, as summarized below:

Debenture obligation	$240,000
Balances due to a related party	44,779
Other financial assets	(12,062)
Increase in the carrying amount of the Galaxie Project	$272,717

(b)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

The royalty has been recorded at a nominal amount of $1.

6.	CAPITAL AND RESERVES

(a)	Authorized share capital

At July 31, 2014, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid. Reconciliation of changes in share capital:

Issued share capital	Number of	Amount
	common shares
Balance, July 31, 2012	22,032,793	$24,514,381
Common shares issued for cash, December 2012 (note 6(b))	461,914	115,479
Flow–through shares issued for cash, December 2012 (note 6(b))	1,752,409	525,723
Recorded as flow–through share premium liability (note 9)	–	(87,620)
Share issuance costs, December 2012 (note 6(b))	–	(25,422)
Shares issued for property acquisition (note 5(a)(i))	3,052,397	1,007,577
Balance at July 31, 2013	27,299,513	$26,050,118
Balance at July 31, 2014	27,299,513	$26,050,118

(b)	Private Placement and Flow-Through Financing

In December 2012, the Company completed a non-brokered private placement (the "Private Placement") of 2,214,323 common shares for aggregate gross proceeds of $641,202. The Private Placement was comprised of:

•	461,914 non-flow-through common shares issued at a price of $0.25 per share for gross proceeds of $115,479; and

•

1,752,409 flow-through common shares issued at $0.30 per share, including a premium of $0.05 per share over the offering price for the non-flow through common shares, for gross proceeds of $525,723 (the "Flow-through Funds").

After issuance costs of $25,422, net cash proceeds from the Private Placement were $615,780, of which $87,620 was recorded as a flow-through share premium liability (note 9) and the balance of $528,160 was allocated to the common shares issued.

(c)	Equity-Settled Share-Based Payments

The Company has a share purchase option plan (the “Plan”) approved by the Company's shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The Plan is based on the maximum number of eligible shares equaling 10% of the Company's outstanding common shares, calculated from time to time. The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the five day volume weighted average trading price of the Company's shares calculated on the day prior to the grant. Share purchase options may have a maximum term of ten years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

The following summarizes the changes in the Company's share purchase options for the years ended July 31, 2014 and 2013:

	Number of
	options	Weighted average
Continuity of share options for the year ended July 31, 2014	outstanding	exercise price
Share purchase options outstanding at July 31, 2013	1,705,800	$0.45
Forfeited during the year	(118,800)	$0.45
Share purchase options outstanding and exercisable at July 31, 2014	1,587,000	$0.45

	Number of
	options	Weighted average
Continuity of share options for the year ended July 31, 2013	outstanding	exercise price
Share purchase options outstanding at July 31, 2012	1,767,600	$0.45
Forfeited during the year	(61,800)	$0.45
Share purchase options outstanding and exercisable at July 31, 2013	1,705,800	$0.45

The weighted average contractual remaining life of the share purchase options outstanding at July 31, 2014 was 1.5 years (2013 – 2.5 years).

The share-based payments expense recorded in the year ended July 31, 2013 represented the amortization of the fair value of options granted in fiscal 2012 over their remaining vesting term; those options were fair valued at $0.34 per option based on the Black-Scholes option pricing model using the following weighted average assumptions: grant date share price of $0.45; risk-free interest rate of 1.2%; expected volatility of 119%; expected life of 4.0 years; expected dividend yield of nil; and expected forfeiture rate of nil.

7.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	Year ended July 31
	2014	2013
Amounts payable	$6,438	$125,268
Accrued liabilities	406	10,869
Total	$6,844	$136,137

8.	CONVERTIBLE DEBENTURE

Convertible debenture issued, August 2013	$650,000
Portion of payment made pursuant to amendment by Amarc (note 5(a))	(20,000)
Payment made pursuant to amendment by the Company	(30,000)
Balance, July 31, 2013 and July 31, 2014	$600,000

Pursuant to the purchase of the Galaxie Project (note 5(a)(i)), the Company issued an unsecured $650,000 convertible debenture (the “Debenture”) to Bearclaw as part of the purchase price.

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby among other things, the Joint Arrangement made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Interest on the Debenture is payable quarterly in arrears and the principal sum of Debenture, along with any unpaid interest, is convertible at the option of the debenture holder into the Company's common shares at $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014. Upon initial recognition of the Debenture, management estimated that the residual value attributable to the conversion option was nominal.

9.	FLOW-THROUGH SHARE PREMIUM LIABILITY

Balance, July 31, 2012	$411,009
Recognized as liability upon issuance of flow-through shares	87,620
Derecognized upon eligible expenditures incurred	(462,990)
Balance July 31, 2013	35,639
Derecognized upon eligible expenditures incurred	(35,639)
Balance, July 31, 2014	$–

Pursuant to the Private Placement of the flow-through shares (note 6(b)) and in accordance with the Income Tax Act (Canada), the Company was obligated to spend the Flow-through Funds on eligible Canadian Exploration Expenses ("CEE") prior to December 31, 2013 (completed) and renounce them to the investors (completed).

10.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the years ended July 31, 2014 and 2013, the Company compensated key management personnel as follows:

	Year ended July 31
	2014	2013
Short-term employee benefits, including salaries and directors fees	$169,096	$420,943
Equity-settled share-based payments	–	84,589
Total	$169,096	$505,532

Short-term employee benefits include salaries, director’s fees and amounts paid to HDSI (note 10(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

The Company's management believes that Hunter Dickinson Services Inc. ("HDSI"), a private entity, has the power to participate in the financial or operating policies of the Company. Scott Cousens, Robert Dickinson, and Ronald Thiessen, are directors of both the Company and HDSI. Pursuant to a management agreement between the Company and HDSI dated July 2, 2010, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from HDSI. These services are provided based on annually set rates. HDSI also incurs third party costs on behalf of the Company on full-cost recovery basis.

Transactions with these related parties were as follows:

	Year ended July 31
	2014	2013
HDSI: Services received based on management services agreement	$511,241	$2,462,779
HDSI: Reimbursement of third party expenses paid	24,151	122,318

Outstanding balances were as follows:

	July 31, 2014	July 31, 2013
Balance payable to HDSI	$2,957,075	$2,421,220

The Company has received a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to November 1, 2015.

11.	EMPLOYEES BENEFIT EXPENSES

The amount of employees' salaries and benefits included in various expenses are as follows:

	Year ended July 31
	2014	2013
Exploration and evaluation expenses	$120,495	$1,332,985
General and administration expenses	408,306	1,071,064
Equity-settled share-based payment	–	210,872
Total	$528,801	$2,614,921

12.	OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.

13.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized.

As at July 31, 2014, the Company had unused non-capital loss carry forwards of approximately $4,459,000 (2013 – $4,489,000) in Canada and $40,000 (2013 – $21,000) in the United States.

The Company had approximately $4,343,000 (2013 – $4,519,000) of resource tax pools available, which may be used to shelter certain resource income.

Reconciliation of effective tax rate:

	Year ended July 31
	2014	2013
Loss for the period	$(865,427)	$(3,458,827)
Income tax expense	–	–
Loss excluding income tax	$(865,427)	$(3,458,827)

Income tax recovery using the Company's domestic tax rate	$(225,000)	$(874,000)
Non-deductible expenses and other	147,000	693,000
Change in deferred tax rates	–	(77,000)
Differences in statutory tax rates	(2,000)	(9,000)
Changes in unrecognized temporary differences	80,000	267,000
	$–	$–

The Company's domestic tax rate during the year ended July 31, 2014 was 26.0% (2013 – 25.33%) and the effective tax rate was nil (2013 – nil).

As at July 31, 2014, the Company had the following balances in respect of which no deferred tax assets had been recognized:

			Equipment and
Expiry:	Tax losses	Resource pools	other
Within one year	$131,000	$–	$–
One to five years	8,000	–	78,000
After five years	4,760,000	–	82,000
No expiry date	–	3,439,000	114,000
	$4,899,000	$3,439,000	$274,000

14.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts.

The carrying value of the Company's cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

	Carrying Amount
Financial Assets	July 31, 2014	July 31, 2013
Cash and cash equivalents (note 3(a))	$1,025,320	$706,393
Amounts receivable (current and non-current) (note 4)	4,834	577,679
Restricted cash (note 3(b))	38,563	158,387
Total	$1,068,717	$1,442,459

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents.

The following obligations existed at July 31, 2014:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 7)	$6,844	$6,844	$–	$–
Convertible debenture (note 8)	600,000	600,000	–	–
Due to related parties (note 10)	2,957,075	–	2,957,075	–
Total	$3,563,919	$606,844	$2,957,075	$–

The Company has received a confirmation from HDSI (note 10(b)) that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to November 1, 2015.

The following obligations existed at July 31, 2013:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 7)	$136,137	$136,137	$–	$–
Convertible debenture (note 8)	600,000	–	600,000	–
Due to related parties (note 10)	2,421,220	2,421,220	–	–
Total	$3,157,357	$2,557,357	$600,000	$–

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all variables remain constant, a 10 basis points change representing a 0.1% increase or decrease in interest rates would have resulted in a decrease or increase in the loss for the year ended July 31, 2014 of approximately $900 (2013 – $1,100).

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and substantially all of its cash and cash equivalents held are denominated in Canadian dollars. Consequently the Company is not subject to material foreign exchange risk.

Price risk

The Company is not subject to any price risk.

(d)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2014.

The Company is not subject to any externally imposed equity requirements.

(e)	Fair Value

The fair value of the Company's financial assets and liabilities approximate their carrying amount.